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                                 EXHIBIT 3.2(a)

                     Amendment to By-laws of the Registrant.
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         RESOLVED, that Article IV, Section 4 of the By-Laws of the Corporation be amended to read in its entirety as follows:

         SECTION 4. Chairman of the Board. The Chairman of the Board, if one shall have been elected, shall be a member of the Board, an officer of the Corporation, and, if present, shall preside at each meeting of the Board of Directors or the stockholders. Except where by law the signature of the President is required, the Chairman of the Board shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation. During the absence or disability of the President, the Chairman of the Board shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board shall also perform such other duties and exercise such other powers as from time to time may be assigned to the Chairman of the Board by these By-Laws or by the Board of Directors.

         RESOLVED, that Article IV, Section 5 of the By-Laws of the Corporation be amended to read in its entirety as follows:

         SECTION 5. The President. The President shall, in the absence of the Chairman of the Board, or if a Chairman of the Board shall not have been elected, preside at each meeting of the Board of Directors or the stockholders. The President shall perform all duties incident to the office of President and such other duties as may from time to time be assigned to the President by the Board of Directors.